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                              August 27, 2020

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co., Ltd
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co., Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August
19, 2020
                                                            CIK No. 0001814067

       Dear Mr. Wei:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1, submitted August 19, 2020

       Description of American Depositary Shares
       Governing Law/Waiver of Jury Trial, page 169

   1. We note your disclosure that "[a]s an owner of ADSs, you irrevocably agree that any legal action arising out of
the Deposit Agreement, the ADSs or the ADRs, involving the
                                                        Company or the
Depositary, may only be instituted in a state or federal court in the city of
                                                        New York." However, you
disclose in your risk factor on page 50 that "federal or state court in the New York
City . . . has non-exclusive jurisdiction over matters arising under the deposit agreement."
Therefore, it is unclear whether federal and/or state courts in New
                                                        York City have
exclusive or non-exclusive jursidiction over matters arising under the
 Biao Wei
Lixiang Education Holding Co., Ltd
August 27, 2020
Page 2
      deposit agreement. Please revise to clarify this inconsistency, and to disclose the extent to which the exclusive forum provision in the Deposit Agreement applies to Securities Act and Exchange Act claims. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please discuss the material risks to investors of the exclusive forum provision. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such exclusive forum provision. If this provision does not apply to actions arising under the
      Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Deposit Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameBiao Wei
                                                             Division of
Corporation Finance
Comapany NameLixiang Education Holding Co., Ltd
                                                             Office of Trade &
Services
August 27, 2020 Page 2
cc:       Stephanie Tang
FirstName LastName